Bain Capital GSS Investment Corp.

200 Clarendon Street

Boston, Massachusetts 02116

September 25, 2205

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Mr. Benjamin Holt

Ms. Pamela Long

Mr. Frank Knapp

Ms. Jennifer Monick

Re:	Bain Capital GSS Investment Corp.

Registration Statement on Form S-1

Registration No. 333-290126

Dear Mr. Holt

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on September 29, 2025 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

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[Signature Page Follows]

Sincerely,

Bain Capital GSS Investment Corp.

By:	/s/ Patrick Dury
Name: Patrick Dury
Title: Chief Financial Officer

Via EDGAR

CC: Angelo Rufino, Chief Executive Officer, Bain Capital GSS Investment Corp.

Derek J. Dostal, Davis Polk & Wardwell LLP

Christian O. Nagler, Kirkland & Ellis LLP